Exhibit 99.17

September 18, 2020

British Columbia Securities Commission, as principal regulator

Ontario Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick) Service NL, Financial Services Regulation Division

Nova Scotia Securities Commission

Superintendent of Securities, Justice and Public Safety, Prince Edward Island

Dear Sirs and Madams:

Re:    Red White & Bloom Brands Inc. (the “Company”) – Final

Short Form Prospectus dated September 18, 2020

We refer to the final short form prospectus of the Company dated September 18, 2020 (the

“Prospectus”).

We consent to the use of our firm’s name on the third page of the Prospectus and under the heading “Interest of Experts”, and to the use of our name and the inclusion of our opinion under the heading “Eligibility for Investment” in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or within our knowledge as a result of the services we performed in connection with such opinion.

Yours truly,

“GOWLING WLG (CANADA) LLP”